UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 5 February 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Executive Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steve Coffey

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

ASX RELEASE

5 February 2016

NOVOGEN ANNOUNCES CHANGES TO THE BOARD WITH NEW CHAIRMAN AND DEPUTY CHAIRMAN APPOINTED

•    Incoming CEO James Garner appointed to the Board of Novogen

•    New Chairman and Deputy Chairman appointed

•    Composition of Board Committees changes

Sydney, 5 February 2016 – Australian-US drug discovery and development company, Novogen Limited (ASX:NRT; NASDAQ:NVGN), announced today the appointment of a new Chairman, Mr John O’Connor, and new Deputy Chairman, Mr Bryce Carmine, effective immediately.

Incoming CEO, Dr James Garner, has also been formally appointed to the Board as an Executive Director and former Acting CEO, Mr Iain Ross, will resume his role on the Board as a Non-Executive Director.

Mr O’Connor has been Deputy Chairman since 2014 and takes over from Mr Ian Phillips MNZM who was appointed Interim Chairman in July 2015. Based in Sydney and a long-term shareholder in Novogen, Mr O’Connor has more than 30 years’ experience in the financial industry, having held numerous management roles as a fund manager and stockbroker.

In thanking Mr Phillips for his contribution as Interim Chairman over the past seven months, Mr O’Connor said: “Ian took over as Chairman at a time when the Company was undergoing a period of transition and he has been instrumental in leading the Company to the point where we have a clear strategy in place. I am pleased Ian has agreed to remain on the Board as he brings invaluable experience and contacts that we can call upon as we build the Company going forward.”

Mr Phillips said: “I am very proud to have led the Company through this transition phase. We now have a strong Board and Management Team in place. I want to thank Iain, who as Acting CEO, has worked tirelessly behind the scenes with the Management Team and who was instrumental in helping us attract James Garner as our permanent CEO. Both Iain and I intend to remain as active Board members and look forward to playing our part in building Novogen.”

In line with ASX requirements, Mr O’Connor’s appointment as Chairman means he will step down as Chair of the Company’s Audit, Risk and Governance Committee, effectively immediately. The composition of the Committee will now be Mr Bryce Carmine as Chair; Prof Peter Gunning as member; and Mr Ian Phillips as member.

[ENDS]

About John O’Connor

Mr John O’Connor, BEC, MAICD has more than 30 years’ experience in the financial industry and was appointed to the Novogen Board in May 2012. During his career, he has held numerous management roles as a fund manager and stockbroker in the UK, US and Australia as well as a partnership in a securities business. He has been a consultant to several biotech companies, including Novogen Limited and Marshall Edwards Inc., and has assisted with fundraising.

Mr O’Connor served on the Board of Lonsec Securities, a Zurich Insurance-owned business for several years.

About Bryce Carmine

Mr Bryce Carmine has 36 years’ experience with one of the world’s largest pharmaceutical companies where he held numerous roles including Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines business unit. For much of that time, as a senior executive, he was responsible for Eli Lilly’s global late-stage drug development pipeline. Mr Carmine holds US residency and brings to the Board a strong understanding of the drug development process and dynamics of the pharmaceutical industry. He will continue to Chair the Board’s Scientific Committee.

Mr Carmine is currently Chairman and CEO of a Sydney-based biotechnology company, HaemaLogiX. He holds a B.Sc. in biochemistry from Massey University in New Zealand.

About Novogen Limited

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen Group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of oncology indications. Given the encouraging data from in vitro and in vivo preclinical proof-of-concept studies in preclinical cancer models, the Company’s immediate focus is to complete respective toxicology programs for the most advanced of our drug candidates. Cantrixil, our lead SBP drug candidate, is completing in-life safety assessment. Anisina, our lead ATM drug-candidate is currently progressing through a safety assessment program. Trilexium, our pipeline SBP drug candidate is undergoing a formulation program that will aim to identify a clinically acceptable drug-product with a scaleable manufacturing process prior to completing pre-clinical proof-of-concept studies. For more information, please visit www.novogen.com

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: Kym.Robins@novogen.com / Ph: +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.